FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, November 3, 2014

FAIRFAX INTEGRATES MFX WITH

IKYA TO FORM GLOBAL TECHNOLOGY SERVICES GROUP

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that Ray Roy has determined to retire in January, 2015 as CEO of Fairfax’s subsidiary, MFXchange Holdings, Inc. (“MFX”), but will remain as Non-Executive Chairman.  Mr. Roy established MFX and has faithfully served as its CEO since inception.  In planning for Mr. Roy’s retirement, Fairfax, in close consultation with Mr. Roy, is integrating MFX with the IKYA Group (“IKYA”), a Fairfax subsidiary within the Thomas Cook India Group, with a strategic focus designed to leverage the technology capabilities of both organizations and create significant growth opportunities for the combined entities on a global basis.

MFX is a leading provider of hosted information technology applications and outsourcing solutions for the U.S. commercial property and casualty insurance industry.  IKYA is one of the fastest growing business services companies in India with specialized offerings in human resources, information technology and asset management services under the leadership of Chief Executive Officer, Ajit Isaac.  The combination of MFX’s insurance technology platform with IKYA’s worldwide business services expertise will create a formidable international platform, generating enhanced offerings to their respective clients, and creating a unique organization in the technology and business services marketplace.

As part of the integration transition, Mr. Vikram Gulati will become CEO of MFX, effective upon Mr. Roy’s retirement in January, 2015.  Mr. Gulati was most recently the founding CEO and Managing Director of Happiest Minds.  Prior to this role, he was the President and CEO of Intelligroup and also headed the Enterprise Applications Business at Wipro Technologies.  Mr. Gulati will immediately begin working closely with Mr. Roy to effect the transition.

“We are tremendously grateful to Ray Roy and the entire MFX team for the dedication and service they have provided to our insurance companies for over 15 years,” said Prem Watsa, Chairman and Chief Executive Officer at Fairfax.  “We wish Ray the very best in his retirement and trust that the business he built in MFX will be in good hands with Ajit Isaac, Vikram Gulati and the team at Ikya.”

About Fairfax

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941

About IKYA

IKYA is a market leading business services entity with interests in HR services, IT services, engineering services and facilities management services.  Headquartered in Bangalore, India, Ikya has approximately 80,000 employees and operates in 23 cities in India, the Middle East and South East Asia.  In May 2013, Fairfax, through their subsidiary Thomas Cook (India) Limited, acquired a 74% stake in IKYA.

For more information visit: www.ikyaglobal.com

About MFX

Founded in 2001 and a wholly owned subsidiary of Fairfax, MFX combines the deep industry and technology experience of its employees with its culture of agility and business model flexibility to service all of its valued clients.

MFX has two fundamental businesses:

•	MFX is a seasoned provider of customized datacenter and infrastructure services including private cloud offerings, across all industries.

•	MFX provides end-to-end commercial property and casualty insurance application and BPO solutions to the P&C industry.

Headquartered in Morristown, NJ, with additional locations in Toronto, ON, Dallas, TX and India, MFX has two world-class datacenters in Ridgefield Park, NJ and Roanoke, VA. A third datacenter, also in Toronto, is focused on MFX cloud offerings.

For additional information on MFX and its services, contact Diane Phillips, Director of Marketing at 973-254-5402.

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946